UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-15153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits—December 31, 2007 and 2006	4

Statement of Changes in Net Assets Available for Benefits—Year Ended December 31, 2007	5

Notes to Financial Statements	6

Supplemental Schedules*:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)—December 31, 2007	15

Signatures	16

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Blockbuster Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 27, 2008

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31
	2007	2006
Investments at fair value (Note 4)	$101,433,838	$89,172,378
Cash	6,002	8,059,261
Receivables:
Investment income	9,839	6,504
Contributions:
Employee	409,944	540,077
Employer	211,946	260,999
Transfer from other plan	1,787,258	—

Net assets available for benefits at fair value	103,858,827	98,039,219
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(232,659)	14,104

Net assets available for benefits	$103,626,168	$98,053,323

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007
Contributions:
Employee	$9,970,098
Employer	4,765,223
Rollovers	632,864

Total contributions	15,368,185

Investment income:
Interest and dividends	4,959,825
Net appreciation in fair value of investments (Note 4)	62,779

Net investment income	5,022,604

Deductions:
Benefits paid to participants	(16,341,403)
Participant administrative expenses	(263,799)

Total deductions	(16,605,202)

Transfers:
Transfer from other plan (Note 8)	1,787,258

Net increase	5,572,845
Net assets available for benefits, beginning of period	98,053,323

Net assets available for benefits, end of period	$103,626,168

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

General

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999, covering employees of Blockbuster Inc. (the “Company” or “Blockbuster”), and its participating subsidiaries. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees and is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee (the “Retirement/Investments Committee”), the members of which were appointed by the Board of Directors of the Company. The Retirement/Investments Committee has discretionary control over the management and disposition of the Plan’s assets as set forth in the Plan document. The Retirement/Investments Committee is a named fiduciary of the Plan.

The Plan is designed to satisfy the requirements of a “safe harbor” plan and is therefore exempt from the actual deferral and contribution percentage discrimination testing requirements of Code Sections 401(k) and (m). Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Board of Directors, or the Retirement/Investments Committee in the case of certain administrative amendments, and to terminate the Plan at any time through action of the Board of Directors, provided that such action is in accordance with applicable law.

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve month period in which a part-time employee works at least 1,000 hours.

Investment and Participant Accounts

Mercer HR Services, L.L.C. provides the recordkeeping and administrative services for the Plan. Additionally, Mercer Trust Company (the “Trustee”) is the trustee and custodian of Plan assets. The Trustee uses various parties, including Putnam Investments, for various administrative functions required by the Plan. Investment options for Plan participants are subject to change in accordance with the terms of the Plan.

Effective December 31, 2005, the company formerly known as Viacom Inc. (“Viacom”) was separated into two publicly traded entities, CBS Corporation (“CBS”) and new Viacom Inc. (“New Viacom”). As a result of the separation, each share of Viacom Class A Common Stock was converted into 0.5 of a share of CBS Class A Common Stock and 0.5 of a share of New Viacom Class A Common Stock and each share of Viacom Class B Common Stock was converted into 0.5 of a share of CBS Class B Common Stock and 0.5 of a share of New Viacom Class B Common Stock (the “Share Conversion”). Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS and New Viacom Common Stock. On December 29, 2006, the shares held in the New Viacom Class A and B Common Stock Funds and CBS Class A and B Common Stock Funds were liquidated (the “Stock Liquidation”) and the proceeds were invested in the Putnam S&P 500 Index Fund on January 5, 2007. As a result of the Stock Liquidation, proceeds of $8,054,581 are included in “Cash” in the Plan’s Statement of Net Assets Available for Benefits as of December 31, 2006.

Effective October 4, 2007, the Plan replaced the American Funds Balanced Fund investment option with seven Principal Lifetime Fund investment options. Any balances in the American Funds Balanced Fund not transferred by participants and beneficiaries of deceased participants to another investment option under the Plan by September 27, 2007, were automatically transferred to the new Principal Lifetime Fund investment options indicated below, based on the age of the participant on October 3, 2007:

Participant turns 65:	New Participant Investment Option:
Before October 4, 2007	Principal LifeTime Strategic Income Fund
Between October 4, 2007 and December 31, 2014	Principal LifeTime 2010 Fund
Between January 1, 2015 and December 31, 2024	Principal LifeTime 2020 Fund
Between January 1, 2025 and December 31, 2034	Principal LifeTime 2030 Fund
Between January 1, 2035 and December 31, 2044	Principal LifeTime 2040 Fund
After December 31, 2044	Principal LifeTime 2050 Fund

Also effective October 4, 2007, the Plan made the following share class change. Any balances in the Vanguard Total Stock Market Index Fund not transferred to another investment option as of September 27, 2007, were automatically adjusted as follows:

Previous Participant Investment Class:	New Participant Investment Class:
Vanguard Total Stock Market Index Fund (Admiral shares)	Vanguard Total Stock Market Index Fund (Signal shares)

As of October 4, 2007, Plan participants have the option of investing their contributions or existing account balances among the following:

Common Stock Funds	Growth
Blockbuster Class A Common Stock Fund	American Funds Growth Fund of America
Blockbuster Class B Common Stock Fund
International
Blend	American Funds EuroPacific Growth Fund
Davis New York Venture Fund
Putnam S&P 500 Index Fund	Value
Oppenheimer Main Street Small Cap Growth Fund	Allianz NFJ Dividend Value Fund
Vanguard Total Stock Market Index Fund
Asset Allocation (Ready-Mixed)
Income	Principal LifeTime 2010 Fund
PIMCO Total Return Fund	Principal LifeTime 2020 Fund
Principal LifeTime 2030 Fund
Capital Preservation	Principal LifeTime 2040 Fund
Putnam Stable Value Fund	Principal LifeTime 2050 Fund
Principal LifeTime Strategic Income Fund

Investment elections must be made in multiples of 1%. Common Stock Funds consist only of the applicable common stock. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, because the Plan permits participants to exercise control over assets in their Plan accounts in accordance with the requirements of ERISA Section 404(c), no person who is otherwise a fiduciary will be liable for any loss, or by reason of any breach, which results from such exercise of control.

Employer matching contributions are invested according to each participant’s investment elections.

Contributions

The Plan permits participants to contribute up to 75% of annual Compensation (as defined under the Plan) on a before-tax basis subject to Code limitations. The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a “highly compensated employee,” as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a “highly compensated employee.” For the 2007 Plan year, any employee whose prior year’s Compensation (as defined under the Plan) exceeded $100,000 was considered a highly compensated employee for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $225,000 for 2007.

An employee is permitted to rollover into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $15,500 for 2007. The Code also contains a per participant annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for 2007 was equal to the lesser of $45,000 or 100% of annual participant Earnings (as defined under the Plan).

All participants who have attained age 50 before the close of the calendar year are allowed to make catch-up contributions. These contributions can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. Catch-up contributions cannot exceed 75% of the participant’s Compensation. The limit for catch-up contributions was $5,000 in 2007.

Loans to Participants

Participants are eligible to receive loans based on their vested account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000 (determined by aggregating loans from all qualified defined contribution plans of the Company or any affiliated company), reduced by the highest aggregate outstanding balance of all Plan loans from all defined contribution plans of the Company or any affiliated company made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are collateralized by the participant’s remaining vested account balance. The interest rate on participant loans is established on the first day of the calendar quarter of the loan origination at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. The loans outstanding at December 31, 2007 carry interest rates ranging from 5.0% to 10.5% and mature at various dates through March 2032. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections. A loan origination fee of $75 is assessed by Mercer HR Services, L.L.C. to borrowing participants of the Plan upon funding of the loan. Loans that are considered in default according to Plan provisions are reported as a deemed distribution, which is a taxable event for the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of Plan earnings. Expenses are charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

Vesting

Participants in the Plan are immediately vested in their contributions and earnings thereon. In addition, all employer matching contributions are 100% vested at the time of contribution.

Payment of Benefits Upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70  1/2 unless they are still employed. All distributions are paid in cash except that a participant may elect to have the portion of his or her account that is invested in a Common Stock Fund distributed in shares of the applicable common stock.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions and earnings thereon.

Participants who are not age 59  1/2 may also elect to withdraw up to 100% of their vested employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Additionally, participants who are not age 59  1/2 may obtain hardship withdrawals of (i) any of their vested employer matching contributions that were contributed to the Plan before January 1, 2001 and (ii) any of their before-tax contributions to the Plan.

Upon attainment of age 59  1/2, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

Plan loan origination fees and distribution charges are allocated to participants’ accounts and thus are included in “Participant administrative expenses” in the Plan’s Statement of Changes in Net Assets Available for Benefits.

The Company pays for all other expenses incurred in connection with the administration of the Plan. For the 2007 Plan year the Company incurred a total of $25,028 in administrative expenses and $56,300 of audit expenses. Effective January 1, 2006, account maintenance fees, Common Stock Fund fees and investment advisory fees are paid from Plan assets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

The Blockbuster Class A and B Common Stock Funds and CBS Class A and B Common Stock Funds are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2007 and 2006, which approximates fair value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts. As required by the Financial Accounting Standards Board’s (“FASB”) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan adopted the financial statement and disclosure requirements of the FSP effective December 31, 2006. As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds. Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.

Security Transactions

Purchases and sales of securities are recorded on the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee and employer contributions are accrued in the period that payroll deductions are made from Plan participants in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

NOTE 3—COMMITMENTS AND CONTINGENCIES

On September 8, 2006, John Halaris filed a putative class action complaint under ERISA in the United States District Court for the Northern District of Texas purporting to act on behalf of all persons who were participants in or beneficiaries of the Blockbuster Investment Plan whose accounts included investments in Blockbuster stock, at any time, since November 15, 2003. Plaintiff asserts claims against Viacom, the Viacom Investment Committee, the Viacom Retirement Committee, William A. Roskin, John R. Jacobs, Mary Bell, Bruce Lewis, Robert G. Freedline, Larry J. Zine, Keith M. Holtz, Barbara Mickowski, Dan Satterthwaite, Phillipe P. Dauman, Sumner M. Redstone, Richard Bressler, Michael D. Fricklas, John L. Muething, Linda Griego, Jackie M. Clegg, John F. Antioco, Peter A. Bassi, Robert A. Bowman, Gary J. Fernandes, Mel Karmazin, Blockbuster, the Blockbuster Retirement Committee and the Blockbuster Investment Committee. Plaintiff claims that the above-named defendants breached their fiduciary duties in violation of ERISA. Plaintiff seeks declaratory relief, recovery of actual damages, court costs, attorneys’ fees, a constructive trust, restoration of lost profits to the Blockbuster Investment Plan and an injunction. On September 21, 2007, the trial court partially granted the above-named defendants’ motions to dismiss the complaint and dismissed plaintiff’s claims for restitution damages and alleged omissions by the above-named defendants. The trial court denied other portions of defendants’ motions to dismiss and reserved judgment on other portions of defendants’ motions to dismiss. The trial court allowed plaintiff the opportunity to re-plead his claims in light of the trial court’s partial dismissal. On November 5, 2007, plaintiff Halaris filed an amended class action complaint adding Dennis Conniff as an additional named plaintiff. Blockbuster believes that the claims are without merit and intends to vigorously defend itself in the lawsuit.

NOTE 4—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2007		2006
	Units/ Principal Amount/ Shares	Net Assets	Units/ Principal Amount/ Shares	Net Assets
Allianz NFJ Dividend Value Fund	718,571	$11,992,947	699,096	$12,066,390
American Funds Balanced Fund	—	—	462,357	8,766,285
American Funds EuroPacific Growth Fund	250,964	12,563,257	216,794	9,950,840
American Funds Growth Fund of America	405,742	13,600,479	367,154	11,914,147
Blockbuster Class A Common Stock Fund	1,276,098	4,976,784	1,390,003	7,353,118
Davis New York Venture Fund	245,498	9,822,384	258,718	9,965,831
Putnam S&P 500 Index Fund	342,453	13,400,169	160,979	5,983,590
Putnam Stable Value Fund	11,228,718	11,461,377	11,077,511	11,063,407

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Year Ended December 31, 2007
Registered Investment Companies:
Allianz NFJ Dividend Value Fund	$(387,855)
American Funds Balanced Fund [1]	571,187
American Funds EuroPacific Growth Fund	906,571
American Funds Growth Fund of America	410,675
Davis New York Venture Fund	406,379
Oppenheimer Main Street Small Cap Growth Fund	(383,923)
PIMCO Total Return Fund	136,005
Principal Lifetime 2010 Fund	(39,382)
Principal Lifetime 2020 Fund	(181,898)
Principal Lifetime 2030 Fund	(271,170)
Principal Lifetime 2040 Fund	(210,371)
Principal Lifetime 2050 Fund	(38,763)
Principal Lifetime Strategic Income Fund	(13,809)
Vanguard Total Stock Market Index Fund - Signal Shares	(136,101)
Vanguard Total Stock Market Index Fund - Admiral Shares [1]	224,661

992,206

Collective Investment Trusts:
Putnam S&P 500 Index Fund	787,683

787,683

Common Stock Funds:
Blockbuster Class A Common Stock Fund	(1,625,562)
Blockbuster Class B Common Stock Fund	(91,548)

(1,717,110)

Net appreciation	$62,779

[1]	These investment options were replaced and their balances transferred to other investment options during the 2007 Plan year. See Note 1.

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2007	2006
Net assets available for benefits per the financial statements	$103,626,168	$98,053,323
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	232,659	(14,104)
Amounts allocated to withdrawing participants	(76,544)	(47)

Net assets available for benefits per the Form 5500	$103,782,283	$98,039,172

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

December 31, 2007
Benefits paid to participants per the financial statements	$16,341,403
Add: Amounts allocated to withdrawing participants at December 31, 2007	76,544
Less: Amounts allocated to withdrawing participants at December 31, 2006	(47)

Benefits paid to participants per the Form 5500	$16,417,900

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net investment income per the financial statements	$5,022,604
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	246,763

Net investment income per the Form 5500	$5,269,367

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2003, that the Plan is designed in accordance with the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has subsequently been amended and management has requested a similar determination letter from the Internal Revenue Service for the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

NOTE 7—RELATED PARTY TRANSACTIONS

The Putnam funds are managed by either Mercer HR Services, L.L.C. or the Trustee. Therefore, these transactions are identified as parties-in-interest.

NOTE 8—PLAN MERGER

Effective December 31, 2007, the MovieLink 401(k) Profit Sharing Plan was merged into the Plan. The net assets merged with Plan assets totaled $1,787,258.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, Line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Unit/Principal Amount/Shares/ Maturity and Interest Rates	Cost	(d) Current Value
	Registered Investment Companies:
	Allianz NFJ Dividend Value Fund	718,571	* *	$11,992,947
	American Funds EuroPacific Growth Fund	250,964	* *	12,563,257
	American Funds Growth Fund of America	405,742	* *	13,600,479
	Davis New York Venture Fund	245,498	* *	9,822,384
	Oppenheimer Main Street Small Cap Growth Fund	154,245	* *	3,041,712
	PIMCO Total Return Fund	454,724	* *	4,861,001
	Principal Lifetime 2010 Fund	36,995	* *	473,162
	Principal Lifetime 2020 Fund	160,059	* *	2,170,400
	Principal Lifetime 2030 Fund	229,074	* *	3,133,735
	Principal Lifetime 2040 Fund	177,917	* *	2,492,618
	Principal Lifetime 2050 Fund	31,743	* *	431,072
	Principal Lifetime Strategic Income Fund	17,081	* *	202,233
	Vanguard Total Stock Market Index Fund	82,082	* *	2,801,453

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	342,453	* *	13,400,169
*	Putnam Stable Value Fund	11,228,718	* *	11,461,377

	Common Stock:
*	Blockbuster Class A Common Stock Fund	1,276,098	* *	4,976,784
*	Blockbuster Class B Common Stock Fund	57,682	* *	198,425

	Other:
*	Loans to participants	Interest rates ranging from 5.0% to 10.5%, with various maturities through 3/30/2032	* *	3,810,630

	Total investments, at fair value			$101,433,838

*	Identified as a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and participant loans, therefore it is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 27, 2008	By:	/s/ Mary Bell
Mary Bell
Chairman of the Retirement/Investments Committee

INDEX TO EXHIBITS

23.1    Consent of Independent Registered Public Accounting Firm